UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

Rule 13e-3 Transaction Statement
(Under Section 13(e) of the Securities Exchange Act of 1934)

TREK RESOURCES, INC.
(Name of the Issuer)

TREK RESOURCES, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.10 Per Share
(Title of Class of Securities)

894275-20-9
(CUSIP Number of Class of Securities)

Michael E. Montgomery
President and Chief Executive Officer
4925 Greenville Avenue
Suite 955
Dallas, Texas 75206
(214) 373-0318

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

William L. Boeing
Haynes and Boone, LLP
2505 N. Plano Road, Suite 4000
Richardson, Texas 75082
(972) 680-7550

This statement is filed in connection with (check the appropriate box):

[X]	(a)

The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section 240.13e-3(c)] under the Securities Exchange Act of 1934.

[ ]	(b)	The filing of a registration statement under the Securities Act of 1933.

[ ]	(c)	A tender offer.

[ ]	(d)	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

Calculation of Filing Fee

Transaction Value (1)	Amount of Filing Fee (2)
$57,000	$6.71

(1)

For purposes of calculating the filing fee only. The filing fee was calculated based on the purchase price of $2.50 per share or pro rata portion thereof, before giving effect to a 1-for-100 reverse stock split as described herein, for 22,800 shares of the Company's pre-reverse split common stock, which represents the estimated number of issued and outstanding shares of the Issuer's common stock to be acquired pursuant to this transaction.

(2)

The required filing fee, calculated in accordance with Section 14(g)(1) of the Securities Exchange Act of 1934, as amended, equals 0.00011770 multiplied by $57,000, the aggregate value of cash to be paid by the Issuer for the common stock, or $6.71.

[X]

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $6.71

Form or Registration No.: Schedule 13E-3

Filing Party: Trek Resources, Inc.

Date Filed: January 13, 2005

2

INTRODUCTION

          This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "SEC") by Trek Resources, Inc., a Delaware corporation ("Trek" or the "Company"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein. This Schedule 13E-3 relates to a 1-for-100 reverse stock split (the "Reverse Split") of the Company's common stock, par value $0.10 per share (the "Existing Common Stock"), to be effected pursuant to a Certificate of Amendment to the Company's Certificate of Incorporation (the "Certificate of Amendment") to be filed with the Secretary of State of the State of Delaware, as approved by the Company's Board of Directors and expected by be approved by written consent of the record holders of (a) a majority of the outstanding shares of Existing Common Stock and Series A Convertible Preferred Stock, par value $0.01 per share (herein so called), of the Company, voting together as a single class and on an as-converted to Existing Common Stock basis, and (b) a majority of the outstanding shares of Existing Common Stock, voting as a separate class.

          Each holder of record of shares of Existing Common Stock on the date of effectiveness of the filing of the Certificate of Amendment with the Delaware Secretary of State will be entitled to receive one share of new common stock (the "New Common Stock") for every 100 shares of Existing Common Stock held by that person. No fractional shares will be issued in connection with the Reverse Split. Stockholders who hold less than 100 shares of Existing Common Stock on the effective date of the Reverse Split will receive cash in the amount of $2.50 per share of Existing Common Stock held by that stockholder and will cease to be stockholders of the Company after the Reverse Split. Stockholders who hold more than 100 shares of Existing Common Stock on the effective date of the Reverse Split will receive (i) one share of New Common Stock for each 100 shares of Existing Common Stock held on the effective date of the Reverse Split and (ii) cash in lieu of any fractional share of New Common Stock that such holder would otherwise be entitled to receive on the basis of $250 per share of New Common Stock.

          The Company anticipates that stockholders holding (a) approximately 71% of the Company's outstanding Existing Common Stock and Series A Convertible Preferred Stock, voting together as a single class and on an as-converted to Existing Common Stock basis, and (b) approximately 59% of the Company's outstanding Existing Common Stock, voting separately as a class, will act by written consent to approve the Reverse Split and the transactions contemplated thereby and to adopt for filing the Certificate of Amendment. Upon such stockholder approval, no further stockholder vote, action or consent will be necessary, and there will not be a special meeting of stockholders.

          Concurrently with the filing of this Schedule 13E-3, the Company is filing under Regulation 14C of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a revised preliminary information statement on Schedule 14C (the "Information Statement") to provide information to the Company's stockholders regarding the Reverse Split. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Information Statement of the information required to be included in response to such Item of this Schedule 13E-3. The information contained in the Information Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and the schedules, exhibits, appendices and annexes thereto.

All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Item 1. Summary Term Sheet.

Item 1001

(a) The information contained in the sections entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE REVERSE STOCK SPLIT" in the Information Statement is incorporated herein by reference.

3

Item 2. Subject Company Information.

Item 1002

         (a)         Name and Address. The name of the subject company is Trek Resources, Inc. Its principal executive offices are located at 4925 Greenville Avenue, Suite 955, Dallas, Texas 75206, and its telephone number is (214) 373-0318.

         (b)         Securities. The information contained in the sections entitled "SUMMARY TERM SHEET - Stockholder Approval" and "THE REVERSE STOCK SPLIT - Stockholder Approval of the Reverse Stock Split; Affiliated Stockholder Ownership" in the Information Statement is incorporated herein by reference.

(c) Trading Market and Price. The information contained in the section entitled "MARKET FOR COMMON STOCK AND DIVIDEND POLICY" in the Information Statement is incorporated herein by reference.

(d) Dividends. The information contained in the section entitled "MARKET FOR COMMON STOCK AND DIVIDEND POLICY" in the Information Statement is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made any underwritten public offering of its common stock during the past three years.

(f) Prior Stock Purchases. The Company has not made any purchases of its common stock during the past two years.

Item 3. Identity and Background of Filing Person.

Item 1003

         (a)-(c)         Name and Address; Business and Background of Entities; Business and Background of Natural Persons. Trek Resources, Inc., the subject company, is the filing person. Its principal executive offices are located at 4925 Greenville Avenue, Suite 955, Dallas, Texas 75206, and its telephone number is (214) 373-0318. The information contained in the sections entitled "INFORMATION CONCERNING TREK - General Information,"
"- Control Persons" and "- Our Directors and Executive Officers" in the Information Statement is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 1004

         (a)         Material Terms. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE REVERSE STOCK SPLIT," "SPECIAL FACTORS" and "THE REVERSE STOCK SPLIT" in the Information Statement and in Appendix A to the Information Statement is incorporated herein by reference.

         (c)         Different Terms. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE REVERSE STOCK SPLIT," "SPECIAL FACTORS - Effects of the Reverse Stock Split on Unaffiliated Stockholders Who Hold Fewer Than 100 Shares of Our Common Stock in a Single Account," "-Effects of the Reverse Stock Split on Unaffiliated Stockholders Who Hold 100 or More Shares of Our Common Stock in a Single Account," "-Effects of the Reverse Stock Split on Affiliated Stockholders,"
"-Effects of the Reverse Stock Split on Our Affiliates' Interests in Our Net Book Value and Net Earnings" and "-General Examples of Potential Effects of the Reverse Stock Split" in the Information Statement and in Appendix A to the Information Statement is incorporated herein by reference.

         (d)         Appraisal Rights. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE REVERSE STOCK SPLIT" and "THE REVERSE STOCK SPLIT - Dissenters' Rights" in the Information Statement is incorporated herein by reference.

4

         (e)         Provisions for Unaffiliated Security Holders. The information contained in the section entitled "THE REVERSE STOCK SPLIT - Provisions for Unaffiliated Stockholders" in the Information Statement is incorporated herein by reference.

         (f)         Eligibility for Listing or Trading. The information contained in the sections entitled "SPECIAL FACTORS - Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split" and "-Effects of the Reverse Stock Split on Trek" in the Information Statement is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Item 1005

         (a)         Transactions. The information contained in the section entitled "INFORMATION CONCERNING TREK - Certain Relationships and Related Transactions with Affiliates" in the Information Statement is incorporated herein by reference.

(b) Significant Corporate Events. None.

(c) Negotiations or Contacts. None.

         (e)         Agreements Involving the Subject Company's Securities. The information contained in the section entitled "INFORMATION CONCERNING TREK - Certain Relationships and Related Transactions with Affiliates" in the Information Statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Item 1006

         (b)         Use of Securities Acquired. The information contained in the sections entitled "SPECIAL FACTORS - Effects of the Reverse Stock Split on Unaffiliated Stockholders Who Hold Fewer Than 100 Shares of Our Common Stock in a Single Account," "-Effects of the Reverse Stock Split on Unaffiliated Stockholders Who Hold 100 or More Shares of our Common Stock in a Single Account," "-Effects of the Reverse Stock Split on Affiliated Stockholders" and "THE REVERSE STOCK SPLIT - Basic Terms" in the Information Statement and in Appendix A to the Information Statement is incorporated herein by reference.

         (c)(1-8)         Plans. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE REVERSE STOCK SPLIT," "SPECIAL FACTORS - Purpose of the Reverse Stock Split," "-Reasons for the Reverse Stock Split," "-Effect of the Reverse Stock Split on Trek," "THE REVERSE STOCK SPLIT - Basic Terms" and "-Stockholder Approval of the Reverse Stock Split; Affiliated Stockholder Ownership" in the Information Statement and in Appendix A to the Information Statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Item 1013

         (a), (c)         Purposes; Reasons. The information contained in the sections entitled "SUMMARY TERM SHEET - Termination of Trek's SEC Reporting Obligations After the Reverse Stock Split," "QUESTIONS AND ANSWERS ABOUT THE REVERSE STOCK SPLIT," "SPECIAL FACTORS - Purpose of the Reverse Stock Split," "-Background of the Reverse Stock Split; Alternatives Considered by Our Board of Directors," "-Reasons for the Reverse Stock Split" and "-Effects of the Reverse Stock Split on Trek" in the Information Statement is incorporated herein by reference.

         (b)         Alternatives. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE REVERSE STOCK SPLIT," "SPECIAL FACTORS - Background of the Reverse Stock Split; Alternatives Considered by Our Board of Directors," "-Reasons for the Reverse Stock Split" and "-Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

5

         (d)         Effects. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE REVERSE STOCK SPLIT," "SPECIAL FACTORS - Interests of Our Directors and Executive Officers in the Reverse Stock Split," "-Effects of the Reverse Stock Split on Unaffiliated Stockholders Who Hold Fewer Than 100 Shares of Our Common Stock in a Single Account,"
"-Effects of the Reverse Stock Split on Unaffiliated Stockholders Who Hold 100 or More Shares of Our Common Stock in a Single Account," "-Effects of the Reverse Stock Split on Affiliated Stockholders," "-Effects of the Reverse Stock Split on Our Affiliates' Interests in Our Net Book Value and Net Earnings," "-General Examples of Potential Effects of the Reverse Stock Split," "-Effects of the Reverse Stock Split on Trek," "-Certain Material Federal Income Tax Consequences," "THE REVERSE STOCK SPLIT - Basic Terms," "-Source of Funds and Financial Effect of the Reverse Stock Split" and "-Accounting Consequences" in the Information Statement and in Appendix A and Appendix B to the Information Statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Item 1014

         (a), (b)         Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "SUMMARY TERM SHEET - Reports, Opinions and Appraisals," "-Determination of Our Board of Directors," "SPECIAL FACTORS - Background of the Reverse Stock Split; Alternatives Considered by Our Board of Directors," "-Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split," "-Position of Trek Regarding the Fairness of the Reverse Stock Split" and "-Reports, Opinions and Appraisals" in the Information Statement is incorporated herein by reference.

         (c)         Approval of Security Holders. The information contained in the sections entitled "SUMMARY TERM SHEET - Reports, Opinions and Appraisals," "QUESTIONS AND ANSWERS ABOUT THE REVERSE STOCK SPLIT," "SPECIAL FACTORS - Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split" and "THE REVERSE STOCK SPLIT - Stockholder Approval of the Reverse Stock Split; Affiliated Stockholder Ownership" in the Information Statement is incorporated herein by reference.

         (d)         Unaffiliated Representative. The information contained in the sections entitled "SUMMARY TERM SHEET - Reports, Opinions and Appraisals," "SPECIAL FACTORS - Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split" and "-Position of Trek Regarding the Fairness of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

         (e)         Approval of Directors. The information contained in the sections entitled "SUMMARY TERM SHEET - Determination of Our Board of Directors," "SPECIAL FACTORS - Background of the Reverse Stock Split; Alternatives Considered by Our Board of Directors," "-Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split" and "-Position of Trek Regarding the Fairness of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

(f) Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

Item 1015

         (a)-(c)         Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information contained in the sections entitled "SUMMARY TERM SHEET - Reports, Opinions and Appraisals," "SPECIAL FACTORS - Background of the Reverse Stock Split; Alternatives Considered by Our Board of Directors," "-Reasons for the Reverse Stock Split," "-Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split," "-Reports, Opinions and Appraisals" and "OTHER MATTERS" in the Information Statement is incorporated herein by reference.

6

Item 10. Source and Amounts of Funds or Other Consideration.

Item 1007

         (a), (b) and (d)         Source of Funds; Conditions; Borrowed Funds. The information contained in the sections entitled "SUMMARY TERM SHEET - Source of Funds for the Reverse Stock Split," "-Effect on Our Business," "SPECIAL FACTORS - Effects of the Reverse Stock Split on Trek" and "THE REVERSE STOCK SPLIT - Source of Funds and Financial Effect of the Reverse Stock Split" in the Information Statement is incorporated herein by reference.

(c) Expenses. The information contained in the section entitled "THE REVERSE STOCK SPLIT - Fees and Expenses" in the Information Statement is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

Item 1008

         (a)         Securities Ownership. The information contained in the sections entitled "SUMMARY TERM SHEET," "SPECIAL FACTORS - Interests of Our Directors and Executive Officers in the Reverse Stock Split," "THE REVERSE STOCK SPLIT - Stockholder Approval of the Reverse Stock Split; Affiliated Stockholder Ownership," "INFORMATION CONCERNING TREK - Control Persons" and "- Security Ownership of Principal Stockholders and Management" in the Information Statement is incorporated herein by reference.

(b) Securities Transactions. None of Trek, its director or executive officers, control persons or their affiliates has engaged in any transaction in Trek common stock within the past 60 days.

Item 12. The Solicitation or Recommendation.

Item 1012

         (d)         Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE REVERSE STOCK SPLIT," "SPECIAL FACTORS - Factors Considered by Our Board of Directors as to the Fairness of the Reverse Stock Split," "-Position of Trek Regarding the Fairness of the Reverse Stock Split" and "THE REVERSE STOCK SPLIT - Stockholder Approval of the Reverse Stock Split; Affiliated Stockholder Ownership" in the Information Statement is incorporated herein by reference.

(e) Recommendations of Others. Not applicable.

Item 13. Financial Statements.

Item 1010

         (a)         Financial Information. The information set forth in the section entitled "OTHER MATTERS" in the Information Statement and in Appendix B to the Information Statement is incorporated herein by reference.

(b) Pro Forma Information. The information set forth in Appendix B to the Information Statement is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009

(a), (b) Solicitations or Recommendations; Employees and Corporate Assets. None.

Item 15. Additional Information.

Item 1011

(b) Other Material Information. The information contained in the Information Statement, including all appendices thereto, is incorporated herein by reference.

7

Item 16. Exhibits.

Item 1016

(a)(i) Revised Preliminary Information Statement on Schedule 14C, filed with the SEC on March 7, 2005 (incorporated herein by reference).

(a)(ii) Press Release dated January 10, 2005 (incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K filed on January 11, 2005).

(a)(iii) Press Release dated January 12, 2005 (incorporated herein by reference to Exhibit 99.1 to the Company's Form 8-K/A filed on January 12, 2005).

(b) Not applicable.

(c) Not applicable.

(d)(i) Certificate of Designation for Series A Convertible Preferred Stock (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on December 3, 2002).

         (d)(ii)         Stock Purchase Agreement, dated as of December 2, 2002, by and among the Company, Michael E. Montgomery and Faye C. Briggs (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 3, 2002).

         (d)(iii)         Registration Rights Agreement, dated as of December 2, 2002, by and among the Company, Michael E. Montgomery and Faye C. Briggs (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on December 3, 2002).

(f) Not applicable.

(g) Not applicable.

8

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TREK RESOURCES, INC.

Dated: March 7, 2005	By: /s/ MICHAEL E. MONTGOMERY
Name: Michael E. Montgomery Title: Chairman of the Board, President, Chief Executive Office and Chief Financial Officer

9